UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LOCATEPLUS HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

539570 40 8
(CUSIP Number)

Daniel Exline 54 Cobblecreek Rd Victor, NY 14564
(Name, address and telephone numbers of person authorized to receive notices and communications)

November 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note .  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.:  539570 40 8

1	Name of Reporting Person: Daniel Exline I.R.S. Identification No. of Above Person (Entities Only):
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Source of Funds: PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,000,000
	8	Shared Voting Power: None
	9	Sole Dispositive Power: 1,000,000
	10	Shared Dispositive Power: None
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 8.39% (based on 10-KSB/A for 12/31/07)
14	Type of Reporting Person: IN

ITEM 1.       Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.01 per share (the "Shares") of LocatePlus Holdings Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 100 Cummings Center, Suire 235M, Beverly, Massachusetts.

ITEM 2.       Identity and Background

  Name:  Daniel Exline
       54 Cobblecreek Rd
       Victor, NY 14564

ITEM 3.       Source and Amount of Funds or Other Consideration

  Personal Funds.

ITEM 4.       Purpose of Transaction .

  The shares were acquired to result in either of the following:

(a)	A personal investment as the stock is believed to be undervalued

ITEM 5.       Interest in Securities of the Issuer

(a)	The following table provides information regarding the beneficial ownership of the Issuer's common stock as of the date of this filing.

	Name of Beneficial Owner	Shares	Percentage
	Daniel Exline	1,000,000	8.39%

(b)	Daniel Exline has the sole power to vote 1,000,000 shares of stock.

(c)	Except as set forth above, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the date hereof.

(d)	Daniel Exline is the sole shareholder. As such, he has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held.

(e)	Not applicable

ITEM 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

  None

ITEM 7.       Material to be Filed as Exhibits

  None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2008
/s/ Daniel Exline
Daniel Exline